                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                               STAC SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    852323104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]  Rule 13d-1(b)
               [ ]  Rule 13d-1(c)
               [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 8 Pages


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CUSIP NO. 852323104                 FORM 13G                         Page 2 of 8


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     IDANTA PARTNERS LTD.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [__]
                                                                 (b)  [XX]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS, UNITED STATES OF AMERICA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           1,717,159 (1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         1,717,159 (1)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,717,159
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                    [__]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    7.2% (2)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                    PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) As exercised by its general partners Dunn Family Trust, David J. Dunn, Trustee, and Jonathan Huberman.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 23,673,170 shares of the Stock outstanding.


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CUSIP NO. 852323104                 FORM 13G                         Page 3 of 8


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [__]
                                                                 (b)  [XX]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES             351,500
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          1,717,159 (1)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING           351,500
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            1,717,159 (1)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,068,659 (2)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                    [__]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    8.7% (3)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                    OO     (GRANTOR TRUST FOR INDIVIDUAL)
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1) Solely in his capacity as Trustee of Dunn Family Trust, a general partner of Idanta Partners Ltd.

(2) By virtue of (1) and his individual ownership of 351,500 shares of the Stock.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 23,673,170 shares of the Stock outstanding.

CUSIP NO. 852323104                 FORM 13G                         Page 4 of 8


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     JONATHAN HUBERMAN
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [__]
                                                                 (b)  [XX]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY          1,717,159 (1)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH            1,717,159 (1)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,717,159 (1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                    [__]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    7.2% (2)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                    IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



(1)  Solely in his capacity as a general partner of Idanta Partners Ltd.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 23,673,170 shares of the Stock outstanding.


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CUSIP NO. 852323104                 FORM 13G                         Page 5 of 8


Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G Statement dated February 12, 1993 (the "Schedule 13G"), relating to the Common Stock, no par value per share (the "Stock"), of Stac Software, Inc. (the "Issuer"), as heretofore amended by:

        Amendment No. 1 thereto dated February 12, 1994;
        Amendment No. 2 thereto dated February 13, 1995;
        Amendment No. 3 thereto dated February 3, 1997;
        Amendment No. 4 thereto dated February 6, 1998; and
        Amendment No. 5 thereto dated February 20, 1998.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G. As defined in previous filings, Idanta Partners Ltd. is referred to as "IPL", Dunn Family Trust, David J. Dunn, Trustee, is referred to as "DJD" and Jonathan Huberman is referred to as "JH".


Item 1(a).     Name of Issuer.
               ---------------

Item 1(a) as reported in the Schedule 13G is hereby amended as follows:

               The name of the issuer is Stac Software, Inc. (the "Issuer").


Item 4.               Ownership.
                      ----------

Item 4 as reported in the Schedule 13G is hereby amended as follows:

               IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,717,159,
                      (b) which constitutes approximately 7.2% of the assumed 23,673,170 outstanding shares of the Stock.
                      (c) Acting through its general partners, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,717,159 shares of the Stock.



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CUSIP NO. 852323104                 FORM 13G                         Page 6 of 8



               DJD: (a) Because of his position as general partner of IPL (which owns 1,717,159 shares of the Stock) and because of his individual ownership of 351,500 shares of the Stock, DJD may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 2,068,659 shares in the aggregate,
                      (b) which constitutes approximately 8.7% of the assumed 23,673,170 outstanding shares of the Stock.
                      (c) In his capacity as a general partner of IPL, DJD has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,717,159 shares of the Stock. DJD shares this power with JH. DJD also has the sole power to vote or direct the vote and to dispose or to direct the disposition of 351,500 shares of the Stock.


                JH: (a) Because of his position as general partner of IPL (which owns 1,717,159 shares of the Stock), JH may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 1,717,159 shares,
                      (b) which constitutes approximately 7.2% of the assumed 23,673,170 outstanding shares of the Stock.
                      (c) In his capacity as a general partner of IPL, JH has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,717,159 shares of the Stock. JH shares this power with DJD. JH owns no shares individually.


Item 8.               Identification and Classification of Members of the Group.
                      ----------------------------------------------------------

Item 8 as reported in the Schedule 13G is hereby amended as follows:

        This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.



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CUSIP NO. 852323104                 FORM 13G                         Page 7 of 8


                                   Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         February 5, 1999

        IDANTA PARTNERS LTD.
        a Texas limited partnership


        by:     /s/ Jonathan Huberman
               ----------------------------
               Jonathan Huberman
               General Partner



        DUNN FAMILY TRUST


        by:    /s/ David J. Dunn
               ----------------------------
               David J. Dunn, Trustee



        JONATHAN HUBERMAN


        by:    /s/ Jonathan Huberman
               ----------------------------
               Jonathan Huberman



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CUSIP NO. 852323104                 FORM 13G                         Page 8 of 8



                                   EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.

IDANTA PARTNERS LTD.
a Texas limited partnership


by:     /s/ Jonathan Huberman
        -----------------------------
        Jonathan Huberman
        General Partner



DUNN FAMILY TRUST


by:     /s/ David J. Dunn
        -----------------------------
        David J. Dunn, Trustee




JONATHAN HUBERMAN


by:     /s/ Jonathan Huberman
        -----------------------------
        Jonathan Huberman